Filed by Voya Variable Portfolios, Inc. (SEC File Nos.: 333-05173; 811-07651) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

May 22, 2026

Voya Investment Management

Client Talking Points

Voya RussellTM Mid Cap Growth Index Portfolio

Voya Investment Management Co. LLC (“Voya IM”) has announced the following changes:

Reorganization	July 10,	Voya RussellTM Mid Cap Growth	Voya RussellTM Mid Cap Index
	2026	Index Portfolio	Portfolio

The Boards of Directors/Trustees (the “Board”) of Voya RussellTM Mid Cap Growth Index Portfolio (“RussellTM Mid Cap Growth Index Portfolio” or “MCGI Portfolio”, a “Target Portfolio”), and Voya RussellTM Mid Cap Index Portfolio (“RussellTM Mid Cap Index Portfolio” or “MCI Portfolio”, and together with RussellTM Mid Cap Growth Index Portfolio, the “Funds”) approved an Agreement and Plan of Reorganization with respect to the Target Portfolio (a “Reorganization Agreement”), which provides for the reorganization of RussellTM Mid Cap Growth Index Portfolio with and into RussellTM Mid Cap Index Portfolio (the “Reorganization”).

•What is happening?

oOn November 13, 2025, the Board approved the proposal to merge RussellTM Mid Cap Growth

Index Portfolio with and into RussellTM Mid Cap Index Portfolio.

oShareholders of RussellTM Mid Cap Growth Index Portfolio were sent a combined information statement and prospectus on or about June 5, 2026.

oThis merger does not require shareholder approval in reliance on Rule 17a-8 under the Investment Company Act of 1940.

oShareholders of RussellTM Mid Cap Growth Index Portfolio will become shareholders of RussellTM

Mid Cap Index Portfolio as of the close of business on or about July 10, 2026 (the “Closing Date”).

oA supplement to the Target Portfolio’s Prospectus was filed on December 2, 2025, to notify shareholders of the changes.

oVoya IM serves as the sub-adviser for both RussellTM Mid Cap Growth Index Portfolio and

RussellTM Mid Cap Index Portfolio.

oAll expenses of the Reorganization, including legal, printing, mailing, and transition costs, are expected to be borne by the Investment Adviser (or an affiliate), and not by the Portfolios or their shareholders.

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•Why is the Reorganization happening?

Voya Investments, LLC (the “Investment Adviser”) proposed the Reorganization primarily to:

oAddress significantly lower assets in RussellTM Mid Cap Growth Index Portfolio due to Venerable

Retirement Insurance and Annuity Company’s (“Venerable”) redemption; and

oto simplify and streamline the Voya fund platform

The Board, including a majority of the independent directors, determined that the Reorganization is in the best interests of shareholders of each Portfolio and that the interests of shareholders will not be diluted as a result of the transaction.

•Below is the share class mapping for the Reorganization

Merging Fund and Share Class	Ticker	Surviving Fund and Share Class	Ticker

Voya RussellTM Mid Cap Growth	IRGJX	Voya RussellTM Mid Cap Index	IIRMX
Index Portfolio – Class I		Portfolio – Class I

Voya RussellTM Mid Cap Growth	IRGUX	Voya RussellTM Mid Cap Index	IRMCX
Index Portfolio – Class S		Portfolio – Class S

Voya RussellTM Mid Cap Growth	IRGVX	Voya RussellTM Mid Cap Index	IRMTX
Index Portfolio – Class S2		Portfolio – Class S2

		Voya RussellTM Mid Cap Index	IRMAX
Portfolio – Class ADV

•How do the Investment Objectives compare?

	RussellTM Mid Cap Growth Index	RussellTM Mid Cap Growth Index Portfolio
Portfolio
Investment	The Portfolio seeks investment results (before fees	The Portfolio seeks investment results (before fees and
	and expenses) that correspond to the total return	expenses) that correspond to the total return (which
Objective	(which includes capital appreciation and income)	includes capital appreciation and income) of the Russell
	of the Russell Midcap® Growth Index.	Midcap® Index.

As a result of the Reorganization, shareholders will transition from a portfolio tracking a growth-oriented index to one tracking a broader mid-cap index that includes both growth- and value-oriented securities, resulting in a more diversified investment approach.

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•What is the experience of the Voya IM Team?

The Portfolios are managed by the same portfolio management team, providing continuity before and after the Reorganization. RussellTM Mid Cap Index Portfolio is managed by the Voya IM team of Mark Buccigross and Kai Yee Wong.

Mark Buccigross

Portfolio Manager

Mark Buccigross, Portfolio Manager, is on the quantitative equity team at Voya IM. Prior to joining Voya IM, he worked as an equity trader at State Street Global Advisors, where he was responsible for supporting U.S., Canada, and emerging market portfolio managers across fundamental active, active quantitative, and passive strategies. Prior to that, Mr. Buccigross held a similar position at GE Asset Management.

Kai Yee Wong

Portfolio Manager

Kai Yee Wong, Portfolio Manager, joined Voya IM in 2012 and is responsible for the portfolio management of the index, active quantitative, and smart beta strategies. Prior to that, she worked as a senior equity portfolio manager at Northern Trust (2003-2009) where she was responsible for managing various global indices, including developed, emerging, real estate, Topix, and socially responsible benchmarks.

•How do the Annual Fund Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of RussellTM Mid Cap Index Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2025 for RussellTM Mid Cap Growth Index Portfolio, and May 31, 2025 for RussellTM Mid Cap Index Portfolio.

RussellTM Mid Cap Growth Index Portfolio shareholders may pay other fees and expenses such as fees and expenses imposed under your Variable Contract or Qualified Plan, which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the

Portfolios’ expenses would be higher. For more information on these fees and expenses, please refer to the documents governing your Variable Contract or consult your plan administrator.

As shown in the tables below, the contractual management fee schedule of the combined portfolio for the Reorganization will be lower than the contractual management fee schedule for RussellTM Mid Cap Growth Index Portfolio at each breakpoint, as applicable. The Portfolios currently have the same net expense ratios, which are expected to remain the same following the Reorganization. In addition, the combined portfolio will benefit from a lower contractual management fee schedule than that of the Target Portfolio, although certain other expenses may differ on a pro forma basis. As a result, shareholders are expected to experience comparable overall expenses following the Reorganization.

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1.Expense information has been restated to reflect current contractual rates.

2.Other expenses do not include one-time expenses related to this Reorganization.

3.Voya Investments, LLC (the “Investment Adviser”) is contractually obligated to limit expenses to 0.40%, 0.65%, and 0.80% for Class I, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the directors who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board of Directors (the “Board”). The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Variable Portfolios, Inc. (the “Company”), without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

4.Voya Investments, LLC (the “Investment Adviser”) is contractually obligated to limit expenses to 0.90%, 0.40%, 0.65%, and 0.80% for Class ADV, Class I, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the directors who are not “interested

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persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board of Directors (the “Board”). The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Variable Portfolios, Inc. (the “Company”), without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

5.Voya Investments, LLC (the “Investment Adviser”) is contractually obligated to limit expenses to 0.90%, 0.40%, 0.65%, and 0.80% for Class ADV, Class I, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the directors who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board of Directors (the “Board”). The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Variable Portfolios, Inc. (the “Company”), without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

•How does the Target Portfolio’s performance compare to RussellTM Mid Cap Index Portfolio’s performance?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in each Portfolio’s performance from year to year, and the table compares each Portfolio’s performance to the performance of a broad-based securities market index and additional indices with investment characteristics like those of the Portfolio for the same period. In 2024, in accordance with changes to regulatory disclosure requirements, the Investment Adviser changed RussellTM Mid Cap Growth Index Portfolio’s primary benchmark from the Russell Midcap® Growth Index to the Russell 3000® Index and RussellTM Mid Cap Index Portfolio’s primary benchmark from the Russell Midcap® Index to the Russell 3000® Index. Each Portfolio continues to use its former primary benchmark as an additional benchmark that the Investment Adviser believes more closely reflects such Portfolio’s principal investment strategies. Each Portfolio’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of RussellTM Mid Cap Growth Index Portfolio’s Class S2 shares, RussellTM Mid Cap Index Portfolio Class ADV shares, and each Portfolio’s Class I shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses.

Performance shown in the bar charts and in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare a Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. A Portfolio’s past performance is no guarantee of future results.

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RussellTM Mid Cap Growth Index Portfolio - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

RussellTM Mid Cap Growth Index Portfolio - Calendar Year Total Returns

Note: Fund returns are net returns.

1.The index returns do not reflect deductions for fees, expenses, or taxes.

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RussellTM Mid Cap Index Portfolio - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

RussellTM Mid Cap Growth Index Portfolio - Calendar Year Total Returns

Note: Fund returns are net returns.

1.The index returns do not reflect deductions for fees, expenses, or taxes.

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The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com .

•Index Descriptions

The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market.

The Russell Midcap® Growth Index measures the performance of the mid-capitalization segment of the U.S. equity universe. The Russell Midcap® Growth Index includes those Russell Midcap® Index companies with relatively higher price-to-book ratios, higher Institutional Broker’s Estimate System (I/B/E/S) forecast medium term (2 year) growth, and higher sales per share historical growth (5 years). The Russell Midcap® Growth Index is provided by FTSE Russell.

The Russell Midcap® Index measures the performance of the mid-capitalization segment of the U.S. equity universe. The Russell Midcap® Index is a subset of the Russell 1000® Index, includes approximately 800 of the smallest securities (based on a combination of their market capitalization and current index membership), and represents approximately 27% of the total market capitalization of the Russell 1000® Index. The Russell Midcap® Index is provided by FTSE Russell.

FTSE Russell Index Data Source: London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). © LSEGroup 2026. FTSE Russell is a trading name of certain of the LSE Group companies. “FTSE”, “Russell®”, “Russell 3000®”, “Russell Midcap® Growth Index”, and “Russell Midcap® Index” are trademarks of the relevant LSE Group companies and are used by any other LSE Group company under license. All rights in the FTSE Russell indexes or data vest in the relevant LSE Group company which owns the index or the data. Neither LSE Group nor its licensors accept any liability for any errors or omissions in the indexes or data and no party may rely on any indexes or data contained in this communication. No further distribution of data from the LSE Group is permitted without the relevant LSE Group company’s express written consent. The LSE Group does not promote, sponsor or endorse the content of this communication.

•Tax Considerations

Any gains resulting from realignments in RussellTM Mid Cap Growth Index Portfolio effected prior to the Reorganization, along with any other gains realized prior to the Reorganization, as reduced by available losses, will be distributed to shareholders of RussellTM Mid Cap Growth Index Portfolio in advance of the Reorganization. The Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither RussellTM Mid Cap Growth Index Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor RussellTM Mid Cap Index Portfolio nor the Separate Accounts and Qualified Plans as

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its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, RussellTM Mid Cap Growth Index Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Qualified Plan participants are not expected to recognize any income or gains for U.S. federal income tax purposes from this cash distribution.

For financial professional use only. Not for inspection by or distribution or quotation to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy shares of any Fund, nor is it a solicitation of any proxy. For information regarding RussellTM Mid Cap Index Portfolio, please call Voya IM toll free at 1-800-262-3862.

For information regarding RussellTM Mid Cap Index Portfolio discussed in this “Client Talking Points,” please call Voya IM toll free at 1-800-262-3862. To receive a free copy of a Information Statement/Prospectus relating to the merger of RussellTM Mid Cap Growth Index Portfolio into RussellTM Mid Cap Index Portfolio, please call Voya IM toll free at 1-800-262-3862. This Client Talking Points is qualified in its entirety by reference to the Information Statement/Prospectus and supersedes any prior Client Talking Points. The Information Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses, and risk considerations, and therefore you are advised to read it. The Information Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Information Statement/Prospectus carefully before making any decision to invest.

Principal Risks – RussellTM Mid Cap Growth Index Portfolio

All investing involves risks of fluctuating prices and the uncertainties of rates of return and yield inherent in investing. You could lose money on your investment and any of the following risks, among others, could affect investment performance. The following principal risks are presented in alphabetical order which does not imply order of importance or likelihood: Company; Concentration (Index); Convertible Securities; Credit; Derivative Instruments; Focused Investing (Index), Consumer Sector, Industrials Sector; Growth Investing; Index Strategy (Portfolio); Interest Rate; Liquidity; Market; Market Disruption and Geopolitical; Mid- Capitalization Company; Non-Diversification (Index); Other Investment Companies; Securities Lending. An investment in a Portfolio is not a bank deposit and is not insured or guaranteed by

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the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

Investors should consult the Portfolio’s Prospectus and Statement of Additional Information for a more detailed discussion of the Fund’s risks.

The Portfolio’s discussed herein may be available to you as part of your employer sponsored retirement plan. There may be additional plan level fees resulting in personal performance that varies from stated performance. Please call your benefits office for more information.

Your clients should consider the investment objectives, risks, charges, and expenses of RussellTM Mid Cap Index Portfolio carefully before investing. For a free copy of RussellTM Mid Cap Index Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya IM at 1-800-262-3862. Please instruct your clients to read the prospectus carefully before investing.

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